Bear, Stearns & Co. Inc.
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO	383 Madison Avenue
FRANKFURT • GENEVA • HONG KONG	New York, N.Y. 10179
LONDON • PARIS • TOKYO	(212) 272-2000; (212) 272-7294 fax

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New Issue Term Sheet

Bear Stearns Structured Products Inc. Trust 2008-R1 Notes

[$79,406,008] Class A-1 Notes

[$6,072,426] Class A-2 Notes

EMC Mortgage Corporation

Sponsor

[ ]

Trustee

Structured Asset Mortgage Investments II Inc.

Depositor

Bear, Stearns & Co. Inc.

Sole and Lead Underwriter

December 13, 2008

STATEMENT REGARDING FREE WRITING PROSPECTUS

The Issuing Entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the Issuing Entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus you request it by calling toll free 1-866-803-9204.

This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement. Please click here http://www.bearstearns.com/prospectus/sami or visit the following website: www.bearstearns.com/prospectus/sami for a copy of the base prospectus applicable to this offering.

The Information in this free writing prospectus is preliminary and is subject to completion or change.

The Information in this free writing prospectus supersedes information contained in any prior similar free writing prospectus relating to these securities prior to the time of your commitment to purchase.

This free writing prospectus is not an offer to sell or solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

This information in this free writing prospectus is preliminary, and will be superseded by the preliminary prospectus. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Certificates, when, as and if issued. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the Certificates until we have accepted your offer to purchase Certificates. We will not accept any offer by you to purchase Certificates, and you will not have any contractual commitment to purchase any of the Certificates until after you have received the preliminary prospectus. You may withdraw your offer to purchase Certificates at any time prior to our acceptance of your offer.

The securities referred to in this free writing prospectus are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this free writing prospectus. If that condition is not satisfied, we will notify you, and neither the Issuing Entity nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of non-delivery.

SUMMARY TERMS OF BSSP 2008-R1

The following summary is a very broad overview of the offered certificates and does not contain all of the information that you should consider in making your investment decision. To understand all of the terms of the offered certificates, you should read carefully the entire prospectus supplement, including the underlying offering documents relating to the underlying securities which are incorporated by reference and the entire accompanying prospectus.

Title of Series	Bear Stearns Structured Products Inc. Trust 2008-R1, Certificates, Series 2008-R1.
Issuing Entity

Bear Stearns Structured Products Inc. Trust 2008-R1, also referred to as the " issuing entity." The depositor will establish the issuing entity pursuant to a pooling and servicing agreement, dated as of [January 10, 2008], between the depositor and the trustee.

Depositor	Structured Asset Mortgage Investments II Inc., an affiliate of the underwriter.
Trustee	[ ]
Sponsor	EMC Mortgage Corporation.
Closing Date	On or about January 16, 2008.
Distribution Dates

Distributions on the offeredcertificates will be made on each underlying distribution date, beginning in January 2008. The underlying distribution date occurs on the 25th day of each month, or, if such day is not a business day, on the next succeeding business day.

Offered Certificates	The classes of offeredcertificates and their pass-through rates and current principal amounts are set forth in the table below.

Class	Pass-Through Rate(1)	Initial Principal Amount	Ratings (S&P/ Fitch)	Designation
A-1	Variable Rate	$ 79,406,008	AAA/AAA	Super Senior
A-2	Variable Rate	$ 6,072,426	[AAA]/AAA	Senior Support

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(1) The offeredcertificates will bear interest at a variable rate equal to the pass-through rate of the underlying certificates, which is described below.

The offeredcertificates represent in the aggregate the entire beneficial ownership interest in the issuing entity, which consists of the underlying certificates. The Class A-1 Certificates and Class A-2 Certificates will represent beneficial ownership interests in the issuing entity. Distributions of interest and principal on the offeredcertificates will be made only from payments received in connection with the underlying certificates.

Initial Current Principal Amount	Each class of offeredcertificates will have the Initial Note Balance set forth on the table on page 3.

Current Principal Amount

The Current Principal Amount represents the principal balance of a class of offeredcertificates. For each class of offeredcertificates, the “Current Principal Amount” will equal the Initial Current Principal Amount of such class minus the sum of (i) principal payments made on such class of offeredcertificates and (ii) Realized Losses allocated to such class of offeredcertificates.

Pass-Through Rate

All of the interest distributions on the Underlying Certificates received on each distribution date will be paid to the offered certificates in the manner described below under “Payments on the Certificates-Interest Payments”. For each Interest Accrual Period, the offeredcertificates will bear interest at a per annum pass-through rate equal to the pass-through rate of the Underlying Certificates for the related Interest Accrual Period. As described on page S-10 of the attached prospectus, on or prior to the distribution date in March 2017, the Underlying Certificates will bear interest at a pass-through rate equal to the weighted average of the net rates of the underlying mortgage loans (the “group III mortgage loans”) minus approximately 0.012% per annum. After the distribution date in March 2017, the Underlying Certificates will bear interest at a pass-through rate equal to the weighted average of the net rates of the group III mortgage loans.

Interest Accrual Period	Interest will accrue on each class of underlying certificates during each one-month period ending on the last day of the month preceding the month in which each distribution date occurs.
Record Date	For the first distribution date, the closing date, and for any distribution date thereafter, the last business day of the month preceding the month in which such distribution date occurs.
Denominations	The offeredcertificates will be issued in minimum denominations of $100,000 and increments of $1.00 in excess thereof.
Registration of the Certificates

The issuing entity will issue the offeredcertificates initially in book-entry form. Persons acquiring interests in the offeredcertificates will hold their beneficial interests through The Depository Trust Company in the United States [or Clearstream Banking, société anonyme or Euroclear in Europe].

Underlying Certificates	Information with respect to the underlying certificates is set forth below:

Series	Certificates/ Notes	Initial Principal Balance	Current Principal Balance	Principal Type	Interest Type	Initial and Current Rating (S&P/ Fitch)
BSARM 2007-3	III-A-1	$87,049,000	$85,478,434	Senior	Variable Rate *	AAA/AAA

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* The Underlying Certificates are paid interest at a rate (the "Underlying Rate") indicated below. The Underlying Rate will be based on the weighted average of the net rates of the related mortgage loans ("WAC") minus a margin.

Underlying Rate up to and including Step-Up Date (per annum)	Underlying Rate after Step-Up Date (per annum)	Step-Up Date
WAC minus 0.012%	WAC	March 2017

Payments on Certificates	Payments on the offeredcertificates will be made to the extent of funds available from the related underlying securities in accordance with the following:

Interest Payments. All of the interest distributions on the Underlying Certificates received on each distribution date will be paid to the offered certificates. Interest distributions received on the underlying certificates will be paid to each class of offeredcertificates, pro rata, on the basis of the current principal amount of each such class. The underlying certificateholders are generally entitled to receive on each underlying distribution date interest accrued during the preceding interest accrual period in an amount equal to the product of (i) 1/12, (ii) pass-through rate for the underlying certificates described above and (iii) the current principal amount of the underlying certificates immediately prior to that distribution date. Interest will be calculated on the basis of a 360-day year comprised of twelve 30-day months.

Principal Payments. Principal distributions received on the underlying certificates will be paid to each class of offeredcertificates, pro rata, on the basis of the current principal amount of each such class.

Credit Enhancement

Credit enhancement will be provided to the Class A-1 Certificates by the Class A-2 Certificates as realized losses allocated to the underlying certificates will be allocated first to the Class A-2 Certificates in reduction of the offeredcertificate principal balance thereof until the Current Principal Amount of that class has been reduced to zero. After the Principal Amount of the Class A-2 Certificates are reduce to zero, realized losses will not be allocated to the Class A-1 Certificates until the Current Principal Amount of the Class A-2 Certificates has been reduced to zero.

Federal Income Tax Considerations

Upon the issuance of the offered certificates, Orrick, Herrington & Sutcliffe LLP, counsel to the Depositor, will deliver its opinion generally to the effect that, assuming compliance with all provisions of the pooling agreement without any waiver thereof, under existing law, for federal income tax purposes, each REMIC election made by the trust will qualify as a "REMIC" under the Internal Revenue Code of 1986, as amended, or the "Code". The offeredcertificates will represent ownership of regular interests in a REMIC.

ERISA Considerations

Fiduciaries of employee benefit plans subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the ERISA fiduciary investment standards before authorizing an investment by a plan in the offeredcertificates. In addition, fiduciaries of employee benefit plans or other retirement arrangements (such as individual retirement accounts or certain Keogh plans) which are subject to Title I of ERISA, and/or Section 4975 of the Code, as well as any entity, including an insurance company general account, whose underlying assets include plan assets by reason of a plan or account investing in such entity (collectively, "Plan(s) "), should consult with their legal counsel to determine whether an investment in the offeredcertificates will cause the assets of the issuing entity ("Trust Assets") to be considered plan assets pursuant to the plan asset regulations set forth in 29 C.F.R. § 2510.3-101, thereby subjecting the Plan to the prohibited transaction rules with respect to the Trust Assets and the trustee to the fiduciary investment standards of ERISA, or cause the excise tax provisions of Section 4975 of the Code to apply to the Trust Assets, unless some exemption granted by the Department of Labor applies to the acquisition, holding and transfer of the offeredcertificates.

Subject to the considerations set forth in the prospectus, the purchase or holding of the offeredcertificates by, on behalf of, or with plan assets of, a Plan may qualify for exemptive relief under Prohibited Transaction Exemption 2007-05.

Ratings

The issuing entity will issue the Class A-1 Certificates and Class A-2 Certificates only if such offeredcertificates receive a rating of “AAA” from Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Fitch Rating Inc.

You should evaluate the ratings of the offeredcertificates independently from similar ratings on other types of securities. A rating is not a recommendation to buy, sell or hold securities. The rating agency may revise or withdraw its rating at any time.

Legal Investment

The offeredcertificates will constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended, so long as a nationally recognized statistical rating organization rates the offeredcertificates in one of the two highest rating categories.

Contact Information

MBS Trading

Michael Nierenberg	Tel: (212) 272-4976
Senior Managing Director	mnierenberg@bear.com

Paul Van Lingen	Tel: (212) 272-4976
Senior Managing Director	pvanlingen@bear.com

Mark Michael	Tel: (212) 272-4976
Managing Director/Principal	mmichael@bear.com

Nick Smith	Tel: (212) 272-4976
Associate Director	nesmith@bear.com

Structured Transactions

Christopher McGovern	Tel: (212) 272-2453
Managing Director	cmcgovern@bear.com

David Sohn	Tel: (212) 272-9161
Vice-President	dsohn@bear.com

MBS Analytics

David Rush	Tel: (212) 272-1230
drush1@bear.com